1/15.

02042043

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corner Bay Silver Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

FILE NO. 82- 4698 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 6/21/02



Corner Bay Silver Inc.

Annual Report 2001






Nogales
Hermosillo
Navajoa
Chihuahua
Alamo Dorado Property
MEXICO
Guadalajara
Mexico City

Certain statements presented herein constitute "forward-looking statements" within the meaning of the U.S. securities laws. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

This report should be read in conjunction with the audited financial statements of the Company.



Drilling at Alamo Dorado Property.

SEPTEMBER 2000 DELIVERY OF PREFEASIBILITY STUDY ON ALAMO DORADO SILVER AND GOLD PROJECT BY MINTEC, INC. CONCLUDES:

- 50 MILLION TONNE RESERVE* CONTAINING 103 MILLION OUNCES SILVER AND 372,000 OUNCES GOLD
- OPEN PIT MINEABLE
- HEAP LEACHABLE

• COMPLETES PUBLIC FINANCING OF $5,500,000

• AWARDS FINAL FEASIBILITY STUDY TO AMEC SIMONS MINING AND METALS



William Faust, Vice President Operations (left) & Peter Mordaunt, Chairman and President (right) at Alamo Dorado Property

* For U.S. shareholders, any reference to "Reserves" relates to a Prefeasibility definition under National Instrument 43-101 in Canada. This definition is not recognized by S.E.C. regulations – Guide 7, which requires a Feasibility Study to define "Reserves".

MESSAGE TO SHAREHOLDERS


Peter Mordaunt, Alamo Dorado Property. Looking West.

The past year has been one of major accomplishments for Corner Bay Silver. These accomplishments have been overshadowed by recent unsettling world events. Through the autumn of 2000 we watched the precipitous collapse of the technology market. Although financially damaging, this was a necessary step back to the historical world of value investing. The North American economy beat a hasty retreat to the edge of official recession through the first half of 2001. At this precarious moment, in September, terrorists delivered the most devastating blow to liberty since the last World War. We shared in the horror and grief of victims' families and friends as these events played out on our televisions.

Your Company has been charting a careful course through these trying times in its effort to fund the continuing evaluation of its very promising Alamo Dorado Property located in Sonora, Mexico. The Prefeasibility Study of September 2000, delivered to the Company by the Tucson, Arizona based independent consulting firm Mintec, inc. ("Mintec"), outlined the positive economics of the project and Corner Bay Silver was able to raise net proceeds of $5 million dollars through an equity issue to further its property evaluation. This financing closed December 14, 2000 during a very difficult period in the financial markets. This clearly is attributable to the underlying value of the principle asset of the Company – The Alamo Dorado Silver and Gold Property.

I direct your attention to the chart titled "5 Year Silver Price" which shows the price of silver declining from US $5.00 per ounce to $4.30 per ounce over the year ended June 30, 2001. The Prefeasibility Study outlined positive preliminary economics for a new, open-pit, heap leach, silver deposit at Alamo Dorado based on silver and gold prices of US$5.28 and US$300 per ounce respectively. Subsequent sensitivity analysis by the Company's financial advisor, Deutsche Bank, indicated that this deposit can withstand such a decline in commodity prices and still provide an economic return. The Company's Board of Directors approved Mintec's recommendation to conduct a Feasibility Study and awarded the contract to AMEC Simon Mining and Metals ("AMEC") in May of 2001. AMEC was selected because of their respected international reputation and the top notch quality of the team of engineers selected for the study. This study will be designed to satisfy the technical demands of traditional bank lenders who are being approached for project financing and to comply with Mexican, U.S. and Canadian regulatory policies.

The Company and its consultants are completing the many technical tests and studies necessary to determine the optimum viability of the project. Metallurgical tests are underway to confirm the characteristics of the mineralized materials. An environmental base line study has been completed and the Company is finalizing its arrangements with the appropriate levels of government to obtain the permits necessary to commence development of the property. Excellent relationships with the Sonoran State and Mexican Federal Government departments have been established and the Company intends to maintain a responsible corporate presence.

Corner Bay Silver is working towards becoming a significant primary silver producer in an industry that is currently occupied by high cost producers. It is the ultimate intention of the Company to build the Alamo Dorado Silver and Gold Project into a producing mine subject to a positive conclusion of the Feasibility Study. Management firmly believes this project will become the platform upon which the Company will expand and grow to become a world-class silver and gold producer. Although the leap from explorer to producer is often difficult for junior companies to achieve, your Company is continuing to attract and engage the best people in the industry to make this a successful transition. In an industry that is continuing to undergo consolidation with no new discoveries, the timing is excellent for the emergence of a new producer.

5 Year Silver Price ($USD)

June 1997 to October 2001 • MAX = $7.06, MIN = $4.19, AVG = $5.02


8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
Jun 97
Jun 98
Jun 99
Jun 00
Jun 01
Oct 01

Source: www.kitco.com

Management was augmented with the addition of Mr. William Faust (P.Eng.) as Vice President Operations in March. He is a seasoned mining engineer who has the experience to direct the completion and implementation of the Feasibility Study. He has recently been responsible for operating an open-pit, heap leach gold mine in Sonora, Mexico. Under Mr. Faust's supervision, the Company has been monitoring the activities of numerous technical consultants and contractors engaged by AMEC to prepare the underlying technical studies, required for the Feasibility Study which will be completed by the end of March 2002.

Mr. Edward J. Badida (C.A.) has joined the Company as Vice President Finance. Mr. Badida brings to Corner Bay Silver a broad base of financial management skills honed over 35 years that began with an international audit firm (now PricewaterhouseCoopers LLP) and led to management positions at resource organizations overseeing operating mines. More particularly, his experience with bank lenders, corporate finance, tax planning, treasury and financial management related to the resource industry in Canada and Mexico will be a welcomed contribution.

Corner Bay Silver is also expanding its Board of Directors. Mr. Don Worth joined the Board after a 49 year career in the mining industry, primarily as a Vice President with the Canadian Imperial Bank of Commerce. The Company also proposes to add Mr. Michel Blouin, the Company's Corporate Counsel, to The Board of Directors. His 36 years of legal practice related to the mining and securities business, currently as a partner at Lavery de Billy, will add a practical dimension to the Board. On behalf of the Board, I would like to thank Mr. Don Sheldon for his past service to the Company and welcome Mr. Worth and Mr. Blouin.

With great sadness, everyone at Corner Bay Silver mourned the loss of Mr. Paul Middleton in July after a courageous battle with cancer. Mr. Middleton had served the Company faithfully with his financial experience and steadying demeanour. He shall be greatly missed.

The corporate and project developments of Corner Bay Silver are being followed by mining analysts at several Canadian Investment Dealers which provide research reports. The Company posts these reports at its website (www.cornerbay.com). Recently, management has undertaken to raise the profile of the Company within the U.S., Canada and abroad. The Company has filed a Form 20F Registration Statement with the United States Securities and Exchange Commission and is in the process of completing this registration. Corner Bay Silver will be better served by having access to debt and equity markets in the U.S. as well as its Canadian base. The Company has also engaged professional investor relations and media consulting firms in the U.S. to assist the Company's management in its efforts to access the institutional and retail investment communities of both the U.S. and Canada. Management is determined to develop a higher awareness of the Alamo Dorado Silver Project amongst investors and the media.

As we proceed with the engineering work required for the Feasibility Study we are preparing your Company for the exciting prospect of a positive result next year. We will continue to efficiently manage the many necessary steps required to complete the development of the Alamo Dorado Silver and Gold Property.

On behalf of the Board of Directors, I would like to thank all the Company's shareholders for their support. Our efforts are planned to earn your continuing support in the years ahead.

For The Board of Directors

Peter Mordaunt
President and Chairman

ALAMO DORADO PROPERTY



Nogales
Hermosillo
Chihuahua
Navaca
Alamo Dorado Property
MEXICO
Guadalajara
Mexico City

Property, Location, Access and Ownership

The Alamo Dorado Silver and Gold Property is located in the northwestern state of Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometers northwest of the Alamo Dorado Project. Infrastructure and a labour force are all readily available.

The 5,369 hectare property consists of the 504 hectare Alamo Ocho Exploitation Concession held under option by the Company and the 4,865 hectare Alamo Dorado Exploration Concession which is owned 100% by the Company and surrounds the Alamo Ocho Concession. The Company can earn a 100% interest in Alamo Ocho by paying US $800,000 over 6 years. Payments are made semi-annually of which US $375,000 has been paid. Once the property is acquired, it will be owned 100% with no outstanding royalties.

Topography, Environment and Geology

The Alamo Dorado deposit lies on the top of a steep, north trending ridge, which is elevated some 250 meters above the valley floor. More importantly, the dip of the deposit roughly parallels the west slope of the ridge resulting in a low waste to ore strip ratio. This obvious topographic advantage will facilitate future mining at the Alamo Dorado project. The project area is in a dry environment, which is excellent for rock degradation and the oxidation of sulfide minerals. These desert environments create well-oxidized rocks that are typically amenable to heap leaching of precious metals.

Peter Mordaunt reviewing bottle roll leach tests at Metcon Research Inc. laboratory in Tucson, Arizona.



The property is located on the western flank of the Sierra Madre Occidental Geological Province. The deposit occurs within a package of altered felsic volcanic rocks ranging from Cretaceous to Paleozoic in age. These altered felsic volcanic rocks occur as roof pendants resting on an extensive, relatively younger igneous granodioritic rock (approximately 62 million years old) known as the Sonoran Batholith.

Hydrothermal belts of epithermal and mesothermal veining and silicification are associated with the western flank of the mountains of the Sierra Madre, however dissemination of silver and gold as observed at Alamo Dorado are not commonly known. The silver and gold mineralization at Alamo Dorado is fracture controlled occurring within the altered felsic volcanic rocks. Mineralization outcrops as "gossans" (rusty red oxidation) on the eastern flank of a prominent ridge trending approximately north-south. Classic hydrothermal alteration is evident by the presence of quartz-sericite and silicification which is pervasive on the eastern cliffs along the ridge. Successive drill programs have now shown the mineralized zone extends up to several hundred meters in width. Drilling at 50 meter spacings has traced the zone of mineralization for 600 meters from drill section 400 South to 200 North, along the north-south drill grid. At the mineralized zone's northern extent the zone trends to the northwest.

"Demand for silver is built on three main pillars; industrial and decorative uses, photography, and jewelry & silverware. Together, these three categories represent more than 95 percent of annual silver consumption."

Source: www.silverinstitute.org

The Company owns a 60 square kilometer property where most exploration work to date has been focused over a one square kilometer area at the key concession. Surface exploration work on the Company's property in the area surrounding the deposit will continue in light of the significant silver and gold mineralization discovered.

Drilling Summary

The Alamo Dorado Property has been evaluated in four separate programs using reverse-circulation drilling methods totalling approximately 24,000 meters. In addition 3,000 meters of diamond drilling was completed for bulk metallurgical samples and for geotechnical testwork. The Bondar Clegg laboratories in Vancouver, Canada and Hermosillo, Mexico have performed the analysis for silver, gold and other multi-element analyses. Replicate samples were submitted to I.P.L. laboratories in Vancouver, Canada and correlations with the original values are within acceptable standards.

Metallurgy

The Company engaged Metcon Research Inc. of Tucson Arizona ("Metcon") in 1998 to conduct metallurgical testwork on drill chip material representative of the mineralization at the property. Metcon completed bottle roll leach tests and two mini column leach tests concluding that the sample material was amenable to leaching. These tests were preliminary in nature and, in late 1999, the Company completed 1,109 meters of large-diameter diamond drilling designed to extract core samples that would be representative of the mineralized zone.

The drill core material was prepared by Metcon for a series of column leach tests designed to determine optimum conditions for leaching silver and gold.

The Metcon Report of October 2000 provided a progress report to the Company, which has later been supplemented by final column results in August, 2001. Metcon reports the results of the first series of column leach tests and concludes the following:

i) The Alamo Dorado mineralized samples are amenable to the recovery of precious metals by heap leach techniques.

ii) Silver and gold extraction is sensitive to crush size with optimum recoveries reported on material crushed to a size of 100% of the sample passing a 3/8 inch screen.

iii) The high grade composite sample indicated a silver recovery of 80% and a gold recovery of 87% after a 379 day leach. The overall grade composite sample indicated a silver recovery of 65% and a gold recovery of 75% after 379 days of leach.

iv) Reagent consumptions are reported within acceptable commercial levels.

v) No percolation problems were observed in the columns.

Metallurgical testwork is continuing in conjunction with the feasibility study. This includes bottle roll leach testing and a second series of locked cycle column leach tests with several columns remaining under leach at Metcon's laboratory.

TOPOGRAPHY AND DRILL HOLES, ALAMO DORADO PROPERTY


5m contour interval
N
Scale
0
200
meters
Diamond Drill Holes
Reverse Circulation Drill Holes
Contour Interval – (5 meters)





(left) Reviewing column leach tests at Metcon Research Inc. laboratory in Tucson, Arizona.

(top) Company's environmetal consultant looking northeast from the Alamo Dorado ridge.

The mining costs used are the same as used for the economic pit design calculations described for the optimized phase pit design; US$0.75 for mining a tonne of material and US$3.00 Process Cost per tonne of mined ore.

A metallurgical recovery of 70% is used for silver for the High-grade material, and 65% recovery for the Mid-grade material. Gold is recovered at an 85% rate from both zones.

The production schedule presented in the table opposite details an annual schedule summarizing High-grade and Mid-grade reserves combined to be placed on the heap, the Low-grade production to a Low-grade stockpile, waste movement, and annual summaries at the end of the 11 year schedule for each material (including pre-production stripping). The variables presented are recoverable silver equivalent (RAGEQ), contained gold and contained silver head grade.

Mintec Prefeasibility Report: Reserve

At September 2000, the Company was provided with the Mintec Prefeasibility Report which summarizes the reserves at the Alamo Dorado Property from all drill hole information and all drilling sample analyses. This information has been loaded by Mintec into a 3-dimensional model for establishing the dominant trends of the silver and gold mineralization based upon the statistical relationships of all silver and gold analyses.

After establishing the configuration of the three dimensional block model of the mineral resources, Mintec employed key economic and operating parameters to define the best possible mineable area. The reserves are summarized in the table adjacent.

Mintec Prefeasibility Report, September 2000

Reserves at a cut-off of 25 grams Silver Equivalent[1] per tonne

Silver Equivalent[1] Grade Zone		*Classification*	*Tonnes ('000)*	*Contained Silver (g/t)*	*Contained Gold (g/t)*	*Contained Silver Eq.[1] (g/t)*
Plus 90 g/t	High	proven	12,286	138.78	0.42	162.40
25 to 90g/t	Mid	proven	23,509	31.18	0.16	40.26
Plus 90 g/t	High	probable	3,626	120.05	0.31	137.75
25 to 90 g/t	Mid	probable	10,827	30.50	0.16	39.83
TOTAL – RESERVES		**Proven & Probable**	**50,248**	**63.76**	**0.23**	**77.07**
				Contained Silver	*Contained Gold*	*Contained Silver Equivalent[1]*
TOTAL – Ounces ('000's)				103,018	371.6	124,132
				Strip Ratio[2]	1.8:1.0	

1 Silver Equivalent is calculated upon Silver at US$5.28 per ounce and Gold at US$300 per ounce.
2 Strip ratio with low-grade material as waste (waste:ore).

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves

This section uses the terms proven and probable reserves based upon a Prefeasibility Study rather than upon a final or bankable feasibility that would be required under SEC rules.

The Planned Production Schedule

The reserves are presented for an annual schedule of projected tonnes and grade available in each production year. The High-grade and Mid-grade mining objective for this annual production schedule is based on a 15,000 tonnes per day operation, seven days per week, for 52 weeks per year. This translates to 5.5 million tonnes per year of heap grade material. Mintec attempted to schedule the waste rock required to be moved in an even amount if possible for each year. The Low-grade material is scheduled, as it is required to be moved to insure that High-grade and Mid-grade production is met.

Economic Highlights from Prefeasibility *

From the Mintec Report, a mineable tonnage of 52 million tonnes of ore is mined from an open pit over a 10 year schedule at an annual rate of 5.5 million tonnes of ore with a strip ratio of 1.82:1.00 (waste:ore). The average life of mine grades are 63 grams silver and 0.23 grams gold per tonne of ore placed upon the heap for leaching (or a silver equivalent grade of 76 grams per tonne of ore). The undiscounted pretax net cash flow for the project was determined to be US$215 million before capital recovery. Higher grades available from the pit in the early years (Phase I Pit) of the production schedule create a significant early cash flow. The Company estimates a capital cost requirement of US$45 million which would demonstrate payback after the first year-and-a-half of production. The cost per silver equivalent ounce for the life of mine is estimated by Mintec to be US$2.96 with the Phase I costs of US$1.55 during the early period of available higher grade ore.

* Mintec's Prefeasibility economic modelling includes 2.2 million tonnes of possible reserves which is a reserve category not recognized by regulators. This accounts for a minor variation from the "Reserve Totals" tabled on the opposite page.

Production Schedule, Mintec Prefeasibility Report, September 2000

Summary of scheduling results – operation by period – heap leach
Silver and gold reported along with recoverable silver equivalent (RAGEQ)*

Period #	*Period*				*Cumulative*			
	FEED ('000's tonnes)	*RAGEQ* (gm/t)*	*SILVER (gm/t)*	*GOLD (gm/t)*	*FEED ('000's tonnes)*	*RAGEQ* (gm/t)*	*SILVER (gm/t)*	*GOLD (gm/t)*
2	7,417	80.51	96.98	0.28	7,417	80.51	96.98	0.28
3	5,500	98.86	122.10	0.29	12,917	88.32	107.68	0.28
4	5,500	48.40	55.09	0.23	18,417	76.40	91.97	0.27
5	5,500	48.54	58.27	0.19	23,917	69.99	84.22	0.25
6	5,500	45.42	55.41	0.16	29,417	65.40	78.83	0.23
7	5,500	46.22	53.65	0.20	34,917	62.38	74.87	0.23
8	5,500	43.05	49.21	0.20	40,417	59.75	71.38	0.22
9	5,500	42.21	41.67	0.30	45,917	57.65	67.82	0.23
10	5,500	31.40	30.47	0.23	51,417	54.84	63.82	0.23
11	1,106	30.09	26.89	0.26	52,523	54.32	63.05	0.23

** Silver Equivalent is calculated upon Silver at US$5.28 per ounce and Gold at US$300 per ounce.*

PREFEASIBILITY OPEN PIT DESIGN
(Mintec, inc. September 2000)

Ore ('000 tonnes)	52,523.0
AG (gpt)	63.05
AU (gpt)	0.23
AGEQ (gpt)	76.28
Strip ratio (Waste: Ore)	1.8 : 1.0
Cash Cost (US$/AGEQ oz)	2.96



≥90
≥25<90
Grade (Silver Equivalent* Grams Per Tonne)

** Silver Equivalent is calculated upon Silver at US$5.28 per ounce and Gold at US$300 per ounce.*

" In terms of fabrication demand, silver possesses many physical characteristics which make it a key component in numerous products used on a daily basis. The main uses for silver are in jewelry and silverware, photographic films and papers, and electrical contacts and connectors. Silver is also used in mirrors, medical instruments, dental alloys, brazing alloys, silver-bearing batteries, and bearings."

Source: www.cpmgroup.com

Future Developments at Projects

It was recommended in the Mintec Report that the Company undertake to complete a Final Feasibility Study of the Alamo Dorado deposit. In May 2001, AMEC Simons Mining and Metals was awarded the contract to complete a Feasibility Study of the project. AMEC is an international leader in this field and has worked on open pit, heap leach studies and mines throughout the world, including Mexico.

The Feasibility Study is well underway, including key aspects such as drill programs determining geotechnical and hydro geological considerations:

- environmental baseline and follow-up studies
- land acquisitions necessary for relocating project infrastructure
- governmental permitting
- condemnation drilling for locating heap pads and waste piles
- metallurgical testwork
- resource and reserve calculations
- pit design and scheduling
- economics



31900
32100
32300
32500
500
400
300
200
100

* Silver Equivalent is calculated upon Silver at US$5.28 per ounce and Gold at US$300 per ounce.



Corner Bay Silver management at Alamo Dorado Property. Looking South.
(left to right – Manuel Gayon, Hector Cordoba, Peter Mordaunt, William Faust & Edward Badida)

The Company expects to provide summary updates of the underlying work as made available. The final Feasibility Study is scheduled to be completed at the end of March 2002. Corner Bay Silver is confident that AMEC will deliver a high quality Feasibility Study that will be acceptable to financial institutions as well as government and regulatory agencies. This study, when completed, will be the cornerstone for project financing as well as permitting and ultimately planning and construction of a mine at Alamo Dorado.

Scale
0 — 200
meters

Ore Blocks (silver equivalent* grams per tonne)

- >90
- >25<90

Alamo Dorado Prefeasibility – September 2000
Pit Outline – Three Phases

Section provided by Mintec, inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following management's discussion and analysis of financial condition and results of operations of Corner Bay Silver Inc. should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report.

During the year ended June 2001, the Company's activities focused on the completion of a Prefeasibility Study and the commencement of a Feasibility Study on the Alamo Dorado Property, in Sonora Mexico.

Operations

The loss for the year ended June 2001 was $1,067,871 ($0.08 per share) compared to a loss of $1,523,458 ($0.14 per share) for the previous year. The loss in the current year includes the write off of mineral properties of $469,460, compared to $1,088,239 in 2000. The Company's general and administrative expenses have increased to $798,073 as compared with $521,338 in the previous year. The increase is attributable to the addition of personnel, costs associated with the Company's head office move and costs related to an equity financing during the year.

Revenues increased during the year to $224,974 from the previous year's $113,511. Interest income was $127,474 (2000: $48,611) due to an increase in cash on deposit from proceeds received from the equity financing. Other income, including rental income from shared head office premises, increased to $97,500 in 2001 from $64,900 in the previous year.

2000 World Mine Production of Silver by Source


Gold 15%
Other 1%
Lead/Zinc 40%
Copper 24%
Silver 25%

Last year 75% of mined silver was a by-product of other metals mining; only 145.9 million ounces came from primary silver mines.

Source: www.silverinstitute.org

Top 5 Silver Producing Countries in 2000 *(millions of ounces)*

Country	Amount
1. Mexico	88.2
2. Peru	78.4
3. Australia	66.2
4. United States	63.3
5. CIS	51.3

Leading Silver Producing Companies in 2000 *(millions of ounces)*

Company	Headquarters	Amount
1. Industrias Penoles	Mexico	44.7
2. KGHM Polska Miedz	Poland	36.0
3. BHP Minerals	Australia	32.5
4. Grupo Mexico	Mexico	23.2
5. Homestake Mining	USA	14.7

Source: www.silverinstitute.org

Capital Expenditures

During the current year expenditures of $1,417,679 were made on the Alamo Dorado Property compared to $2,114,901 in the previous year. The reduction in expenditures during the year ended June 30, 2001 is a result of reduced exploration activity during the time the Company focused on completing its equity financing.

Liquidity, Capital and Financial Condition

The Company raised net proceeds of $5,038,397 during the year by the issuance of 3,866,667 common shares as compared with net proceeds of $2,499,391 by the issuance of 1,934,994 common shares in the preceding year.

The working capital of the Company at June 30, 2001 was $3,838,760. This compares with $827,544 at June 30, 2000. The Company has no long term debt and has successfully funded the ongoing exploration of the Alamo Dorado property by the sale of its Common Shares. The current working capital is sufficient to fund the Company's ongoing general and administrative costs and will also fund the work associated with the Feasibility Study assigned to AMEC which is expected to be concluded by the end of March 2002. Funding includes the necessary property payments to the optionors of the Alamo Ocho concession as well as the annual payments to the Sonoran government for the surrounding Alamo Dorado exploration concession. The level of exploration at the property will be dependant upon the working capital position of the Company after completion of the Feasibility Study.



Alamo Dorado Property, looking East.

Silver Market Supply and Demand Balance


900
800
700
600
500
400
300
200
61
65
68
73
77
81
85
89
93
97
01p
Industrial Demand
Supply

Source: CPM Group's Silver Survey 2001

Outlook

At June 30, 2001, the Company held cash and cash equivalents of $4,022,422. These funds have been allocated to fund the Company's ongoing general and administrative expenses and to fund the completion of a final Feasibility Study on the Alamo Dorado Property as recommended in the earlier Mintec Prefeasibility Study. The Company awarded the Feasibility to AMEC Simon Mining and Metals in May 2001 and work on the Study has been underway since that time. The expected delivery of this Study is March 2002. Upon delivery of the Feasibility, the Company will need to fund the further activity at the Alamo Dorado Property as recommended by AMEC in the Feasibility Study by a combination of debt and equity financing. There are no assurances that either the banking industry or the equity markets will allow for the successful conclusion of the project financing. Market conditions for raising capital will be strongly influenced by the prices of both silver and gold.

AUDITORS' REPORT

October 23, 2001

To the Shareholders of Corner Bay Silver Inc.

We have audited the consolidated balance sheets of Corner Bay Silver Inc. as at June 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario

CONSOLIDATED BALANCE SHEETS

As at June 30, 2001 and 2000
(expressed in Canadian dollars)

	2001	2000
ASSETS		
Current assets		
Cash	$ 4,022,422	$ 929,152
Receivables	176,912	159,474
Prepaid expenses and deposits	27,389	25,937
	4,226,723	1,114,563
Deposits	30,000	30,000
Investments – quoted market value of $61,933 (2000 – $43,353) *(note 7)*	43,353	43,353
Mineral properties *(note 3)*	4,647,942	3,688,632
	$ 8,948,018	$ 4,876,548
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 387,963	$ 287,019
SHAREHOLDERS' EQUITY		
Capital stock *(note 4)*	14,813,154	9,774,757
Contributed surplus	537,005	537,005
Deficit	(6,790,104)	(5,722,233)
	8,560,055	4,589,529
	$ 8,948,018	$ 4,876,548

Nature of operations and going concern *(note 1)*

Commitments *(note 9)*

Approved by the Board of Directors

Director

Director

For the three-year period ended June 30, 2001
(expressed in Canadian dollars)

	2001	2000	1999
Interest	$ 127,474	$ 48,611	$ 27,846
Other income	97,500	64,900	65,950
	224,974	113,511	93,796
General and administrative	798,073	521,338	491,630
Amortization	25,312	19,251	21,963
	823,385	540,589	513,593
Gain on disposal of assets	–	(14,465)	–
Writedown of investments	–	22,606	–
Mineral properties written off	469,460	1,088,239	172,873
Loss for the year	(1,067,871)	(1,523,458)	(592,670)
Deficit – Beginning of year	(5,722,233)	(4,198,775)	(3,606,105)
Deficit – End of year	$ (6,790,104)	$ (5,722,233)	$ (4,198,775)
Basic loss per share	$ (0.08)	$ (0.14)	$ (0.07)
Weighted average shares outstanding	13,912,182	10,760,945	8,808,207

For the three-year period ended June 30, 2001
(expressed in Canadian dollars)

	2001	2000	1999
Operating activities			
Loss for the year	$ (1,067,871)	$ (1,523,458)	$ (592,670)
Writedown of investments	–	22,606	–
Mineral properties written off	469,460	1,088,239	172,873
Amortization	25,312	19,251	21,963
Gain on disposal of assets	–	(14,465)	–
	(573,099)	(407,827)	(397,834)
Net decrease (increase) in non-cash working capital balances related to operations *(note 10)*	82,054	237,610	(121,860)
	(491,045)	(170,217)	(519,694)
Investing activities			
Mineral properties			
Expenditures	(1,460,057)	(2,185,566)	(703,628)
Option receipts	5,975	25,000	98,080
Proceeds on disposal of assets	–	28,057	–
Proceeds on disposal of investments	–	73,486	–
	(1,454,082)	(2,059,023)	(605,548)
Financing activities			
Issue of common stock	5,038,397	2,499,391	595,191
Increase (decrease) in cash during the year	3,093,270	270,151	(530,051)
Cash – Beginning of year	929,152	659,001	1,189,052
Cash – End of year	$ 4,022,422	$ 929,152	$ 659,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2001, 2000 and 1999
(expressed in Canadian dollars)

1 NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and is establishing the amount of ore reserves that are economically recoverable from the Mexico property. The recoverability of amounts shown for these properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the financing necessary to complete the development of the properties, and the future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of mineral properties.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corner Bay Resources Inc. and Pan MacKenzie Resources Inc. (including its wholly owned subsidiary Minera Corner Bay S.A. de C.V.).

Mineral properties

Properties and related expenditures are recorded at cost, net of incidental revenues generated from the particular properties. These net costs are deferred until the properties to which they relate are placed into production, sold or abandoned. The costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled "Enterprises in the Development Stage" (AcG 11). The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment, and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 will require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, AcG 11 will require specific disclosure of information by development stage companies. The guideline was effective for fiscal periods beginning on or after April 1, 2000, which affects the Company's June 2001 fiscal year-end.

The Company is aware that there are two alternative views of how AcG 11 affects mining companies with respect to the deferral of exploration costs. Under the view adopted by the Company, the appropriate accounting guidance is contained in section 3061 "Capital Assets" of the CICA handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of a capital asset. Under this view, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 requires the assessment of deferred pre-operating exploration costs at the end of each accounting period. Under the alternative view, there would also be a regular assessment of deferred exploration costs. Assessment of the probability of recoverability of deferred exploration costs from future operations will require the preparation of a projection based on objective evidence of economic reserves, such as a feasibility study.

The stage of the Company's operations is such that like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration costs under the alternative view.

Under the interpretation followed by the Company, the AcG 11 did not have a significant impact on its financial statements. However should the alternative interpretation be determined by the accounting profession and the securities regulators to be appropriate, all deferred exploration costs would be written off as at the beginning of the year. This write-off would be treated as a change in accounting principle.

The accounting profession and securities regulators are currently evaluating this issue to determine the appropriate interpretation of AcG 11 and CICA handbook section 3061.

Land and exploration equipment and related amortization

Land and exploration equipment are recorded at cost. Exploration equipment is amortized on a straight-line basis at various rates from 14% to 33%.

Financial instruments

The carrying amounts of cash, receivables, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturity of such instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions.

Income taxes

The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements' carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

Stock-based compensation plan

The Company has one stock option plan, which is described in note 4. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted monthly average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

During the year ended June 30, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the Canadian Institute of Chartered Accountants Handbook, section 3500, "Earnings per share". There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

Translation of foreign currencies

As the Company considers all of its foreign operations to be fully integrated, all items denominated in foreign currencies have been translated using the temporal method. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year-end exchange rate. Other non-monetary items and revenues and expenses are translated at approximate rates in effect at the dates of the transactions, except depreciation, depletion and amortization which are translated at the same rates as the related assets.

3 MINERAL PROPERTIES

	Chibougamau $	Mexico $	Maritimes $	Land and equipment $	Total $
Balance – June 30, 1998	1,097,825	357,104	621,331	171,762	2,248,022
Expenditures	–	698,268	1,543	7,743	707,554
Option receipts	–	(36,880)	(61,200)	–	(98,080)
Disposals and depreciation	–	–	–	(25,889)	(25,889)
Writedown	–	–	(160,063)	(12,810)	(172,873)
Balance – June 30, 1999	1,097,825	1,018,492	401,611	140,806	2,658,734
Expenditures	–	2,114,901	1,411	72,204	2,188,516
Option receipts	(9,586)	–	(25,000)	–	(34,586)
Disposals and depreciation	–	–	–	(35,793)	(35,793)
Writedown	(1,088,239)	–	–	–	(1,088,239)
Balance – June 30, 2000	–	3,133,393	378,022	177,217	3,688,632
Expenditures	–	1,417,679	1,580	44,714	1,463,973
Option receipts	–	–	(5,975)	–	(5,975)
Disposals and depreciation	–	–	–	(29,228)	(29,228)
Writedown	–	–	(373,627)	(95,833)	(469,460)
Balance – June 30, 2001	–	4,551,072	–	96,870	4,647,942

The Alamo Dorado silver/gold property is located in the northwestern State of Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometres northwest of the Alamo Dorado Project.

The 5,369 hectare property consists of the 504 hectare Alamo Ocho concession held under option by the Company and the 4,865 hectare Alamo Dorado concession, which is owned 100% by the Company and surrounds the Alamo Ocho concession. The Company can earn a 100% interest in Alamo Ocho by paying US$800,000 over six years. Payments are made semi-annually, of which US$325,000 has been paid to June 30, 2001.

5 SHARE CAPITAL

a) Authorized
Unlimited number of common shares without nominal or par value

b) Issued and outstanding – common shares

	Shares outstanding	Net proceeds $
Balance – June 30, 1998	8,808,207	6,680,175
Shares issued for cash in private placement – June 30, 1999	1,090,908	595,191
Balance – June 30, 1999	9,899,115	7,275,366
Shares issued for cash in private placement – September 21, 1999	596,540	773,976
Shares issued for cash in private placement – December 20, 1999	400,000	1,198,435
Warrants exercised for cash during the year	545,454	409,080
Options exercised for cash during the year	393,000	117,900
Balance – June 30, 2000	11,834,109	9,774,757
Shares issued in prospectus offering – December 14, 2000	3,666,667	4,978,397
Options exercised for cash during the year	200,000	60,000
Balance – June 30, 2001	15,700,776	14,813,154

On June 30, 1999, the Company completed a private placement of 1,090,908 units. Each unit consisted of one common share at $0.55 and one-half share purchase warrant. Each whole purchase warrant entitled the holder to purchase one additional common share at a price of $0.75 per share at any time until June 30, 2000. The 545,454 purchase warrants were exercised for cash on June 30, 2000.

On September 21, 1999, the Company completed a private placement of 596,540 shares at a price of $1.30 per share.

A second private placement of 400,000 units was completed on December 20, 1999. Each unit consists of one common share at $3.00 and one half-share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 per common share at anytime until December 20, 2001. As at June 30, 2001, 200,000 share purchase warrants were outstanding.

On December 14, 2000, the Company publicly offered 3,666,667 units. Each unit consisted of one common share at $1.50 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at price of $2.25 per share at anytime until December 14, 2001. In connection with the December 14, 2000 offer, the underwriters received 183,333 warrants of the Company. Each warrant entitles the underwriter to purchase one common share for $1.50 at any time until December 14, 2001. As at June 30, 2001, all share purchase warrants were outstanding.

c) On December 15, 1995, the shareholders of Corner Bay Silver Inc. approved the amended stock option plan (dated November 1, 1995) and issuance of one million common share options under the terms of the plan. On December 20, 1999 and December 15, 2000, the shareholders approved an amendment to issue an additional 1.4 and 2.0 million common share options, respectively, under the terms of the plan.

As at June 30, 2001, the Company had outstanding and exercisable stock options as follows:

Number of shares	Exercise price $	Expiry date
107,000	0.30	02/22/2002
650,000	2.65	12/20/2002
750,000	3.00	06/30/2003
100,000	1.70	03/01/2004

	2001 Number of shares	2001 Weighted average price $	2000 Number of shares	2000 Weighted average price $
Outstanding – Beginning of year	1,707,000	2.38	700,000	0.30
Granted	100,000	1.70	1,400,000	2.84
Exercised	(200,000)	0.30	(393,000)	0.30
Outstanding – End of year	1,607,000	2.60	1,707,000	2.38

	1999 Number of shares	1999 Weighted average price $
Outstanding – Beginning of year	430,000	0.72
Granted	700,000	0.30
Expired	(430,000)	0.72
Outstanding – End of year	700,000	0.30

5 INCOME TAXES

The Company has non-capital loss carry-forwards of approximately $1.5 million available to reduce future taxable income. These losses will expire between 2002 and 2008. In addition, the Company has approximately $5.7 million in unclaimed exploration and development expenses in Canada. No recognition is given in the consolidated financial statements to any potential benefit from the utilization of these losses.

6 RELATED PARTY TRANSACTIONS

Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by seven directors and/or officers, and/or companies controlled by directors and/or officers. The cost of such services for the year ended June 30, 2001 was $354,989 (2000 – $230,279; 1999 – $211,170). The services provided were at rates similar to those charged to non-related customers.

The Company, as prime tenant of shared corporate offices with the above-mentioned related party companies, charged rent of $51,400 for the year ended June 30, 2001 (2000 – $46,800; 1999 – $55,450) and had overhead recoveries of $97,575 for the year ended June 30, 2001 (2000 – $71,913; 1999 – $78,929).

7 INVESTMENTS

As at June 30, 2001, the Company held 309,665 (2000 – 309,665; 1999 – 609,665) shares of MSV Resources Inc. This is a thinly traded resource stock; therefore, the quoted market value may not be an appropriate measure of value.

8 SEGMENTED INFORMATION

Working capital balances are retained in Canada and principal property balances are located as described in note 3.

9 COMMITMENTS

The Company leases office space under leases expiring November 30, 2004. Future minimum lease payments are as follows:

	$
2002	69,660
2003	69,660
2004	69,660
2005	29,025
	238,005

10 SUPPLEMENTAL CASH FLOW INFORMATION

During the fiscal years ended June 30, 2001, 2000 and 1999 the Company paid no income taxes or interest.

Net decrease (increase) in non-cash working capital balances related to operations:

	2001 $	2000 $	1999 $
Receivables	(17,438)	32,625	(104,697)
Prepaid expenses and deposits	(1,452)	(21,502)	382
Accounts payable and accrued liabilities	100,944	226,487	(17,545)
	82,054	237,610	(121,860)

11 DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of these principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

Statements of operations

	2001 $	2000 $	1999 $
Loss for the year reported under Canadian GAAP	(1,067,871)	(1,523,458)	(592,670)
Exploration expense adjustment (a)	(1,039,657)	(993,487)	(441,668)
Loss for the year reported under U.S. GAAP	(2,107,528)	(2,516,945)	(1,034,338)

a) In accordance with U.S. GAAP, the Company would be required to charge all costs of mineral properties exploration to earnings as operating expenses as incurred until proven economic reserves are established. As a result of accounting for these expenditures in this manner, loss for the year would be increased by $1,039,657 in the year ended June 30 2001, $993,487 in the year ended June 30, 2000 and $441,668 in the year ended June 30, 1999.

b) The Company accounts for its share options under Canadian GAAP, which in the Company's circumstances are not different from the amounts that would be determined under the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and related interpretations. Accordingly, no compensation expense for its share option plan has been recognized or recorded in the consolidated statements of operations and deficit for any of the years presented. A company that does not adopt the fair value method must disclose the cost of stock compensation awards at their fair value, at the date the award is granted. The fair value of the Company's options that were granted in 2001 was $37,605 (2000 - $878,747; 1999 - $46,453). This fair value was estimated using the Black-Scholes model with assumptions of a two-year expected term, 60% volatility and interest rates ranging from 6.0% to 6.5%.

Basic loss per share

	2001 $	2000 $	1999 $
Loss for the year reported under U.S. GAAP	(2,107,528)	(2,516,945)	(1,034,338)
Weighted averaged number of common shares outstanding	13,912,182	10,760,945	8,808,207
Loss per share under U.S. GAAP	(0.15)	(0.23)	(0.12)

Statements of comprehensive loss

	2001 $	2000 $	1999 $
Loss for the year reported under U.S. GAAP	(2,107,528)	(2,516,945)	(1,034,338)
Other comprehensive earnings (loss) (net of tax)			
Unrealized gain (loss) on marketable securities	18,580	9,290	(88,401)
Realized gain on sale of marketable securities	–	33,948	–
Writedown to fair value	–	22,606	–
Comprehensive loss for the year	(2,088,948)	(2,451,101)	(1,122,739)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that resulted from transactions, other than those with shareholders, and other economic events that occurred during the year.

Under U.S. GAAP, the Company's holdings of marketable securities with quoted market values would be marked to market with the resulting unrealized gain or loss being taken to the statement of comprehensive loss in the relevant year.

Statements of cash flows

The following summarizes the cash flow amounts in accordance with U.S. GAAP:

	2001 $	2000 $	1999 $
Operating activities	(1,900,413)	(2,258,579)	(1,117,499)
Investing activities	(44,714)	29,339	(7,743)
Financing activities	5,038,397	2,499,391	595,191
Opening cash and cash equivalents	929,152	659,001	1,189,052
Closing cash and cash equivalents	4,022,422	929,152	659,001

Balance sheets

The following summarizes the balance sheet amounts in accordance with U.S. GAAP where they are different from the amounts reported under Canadian GAAP.

	2001 Canadian GAAP $	2001 U.S. GAAP $	2000 Canadian GAAP $	2000 U.S. GAAP $
Investments	43,353	61,933	43,353	43,353
Mineral properties	4,647,942	96,870	3,688,632	177,217
Deficit	(6,790,104)	(11,341,176)	(5,722,233)	(9,233,648)
Cumulative comprehensive other income	–	18,580	–	–

New standards for US GAAP

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the Consolidated Balance Sheets upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on July 1, 2002.

Also issued in June 2001, was SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It is not expected that this new standard will have an effect on the Company's financial position in the 2002 fiscal year.

New standards for Canadian GAAP

In July 2001, the Canadian Institute of Chartered Accountants approved the new handbook section 1581, "Business Combinations", replacing section 1580, that will require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, "Goodwill and Other Intangible Assets", that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The new sections are consistent with those recently approved by the FASB (SFAS No. 141 and SFAS No.142). The adoption of these new standards is not expected to have any material effect on the Company's financial position, results of operations or its cash flows. Section 1581 is effective for business combinations initiated from July 1, 2001.

CORPORATE DIRECTORY



Alamos, Sonora, Mexico

HEAD OFFICE
55 University Avenue, Suite 910
Toronto, Ontario, Canada M5J 2H7
Telephone: (416) 368-6240
Fax: (416) 368-7141
Email: cornerbaysilver@on.aibn.com
Website: www.cornerbay.com

EXPLORATION OFFICES
11125 North La Canada Drive
Suite 231
Tucson/Oro Valley, Arizona
U.S.A. 85737
Telephone: (520) 297-5516
Fax: (520) 297-5511

Fray Toribiode Benavente No. 30
Colonia Los Arcos
Hermosillo, Sonora, Mexico
Telephone: 011-5262-60-9340
011-5262-16-7488
Fax: 011-5262-60-9340

STOCK LISTING
The Toronto Stock Exchange
Trading Symbol: BAY

AUDITORS
PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario

Registrar and Transfer Agent
Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 4C3

DIRECTORS
Peter Mordaunt, *Tucson, Arizona*
J. Terrence Flanagan, *Toronto, Ontario*
Steve Brunelle, *Acton, Ontario*
Frank J. Nolan, *Halifax, Nova Scotia*
Donald Worth, *Toronto, Ontario*

OFFICERS
Peter Mordaunt, *Chairman and President*
Steve Brunelle, *Vice President Corporate Relations and Secretary*
William Faust, *Vice President, Operations*
Edward J. Badida, *Vice President Finance*
George A. Brown, *Treasurer*
Margaret Reed, *Assistant Secretary*

STOCK EXCHANGE LISTING
TSE – "Bay"



Alamos, Sonora, Mexico

www.cornerbay.com

Printed in Canada. Designed and produced by Stratagem Marketing & Design www.cornerbay.com

TSE – "BAY"